United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale announces dates for reporting of 3Q17 performance

Rio de Janeiro, October 2nd, 2017 – Vale S.A. (Vale) will release its 3Q17 financial performance report on Thursday, October 26th, 2017, at 6:00 a.m. Rio de Janeiro time (4:00 a.m. US Eastern Standard Time), and its 3Q17 production report on Thursday, October 19th, 2017, before the opening of the market.

Vale will simultaneously release the consolidated financial statements in USD and BRL, in accordance with the IFRS (International Financial Reporting Standards).

On the same day, October 26th, Vale will host a conference call/webcast in Portuguese, with simultaneous translation into English, at 11:00 a.m. Rio de Janeiro time. (9:00 a.m. US Eastern Daylight Time, 2:00 p.m. British Standard Time). Vale clarifies that the questions will be answered in the same language of the questions. Therefore, it will be possible to ask questions in both languages, english and portuguese.

Dial in to conference call/webcast:

Conference in Portuguese, with simultaneous translation into English:
Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001
Participants from the US: (1 888) 700-0802 or (1 800) 492-3904
Participants from other countries: (1 786) 924-6977 or (1 646) 828-8246
Access code: VALE

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
André Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date October 2, 2017	By:	/s/ André Figueiredo
Director of Investor Relations